Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS (UNAUDITED)

($ in millions)

	Six Months Ended June 30, 2011	Years Ended December 31
		2010	2009	2008	2007	2006
Fixed charges
Interest expense	$39.2	$101.8	$95.2	$85.1	$76.3	$77.2
Interest capitalized during the period	2.3	9.1	7.5	9.0	9.1	9.9
Amortization of debt issuance expenses	1.0	2.6	3.3	4.1	3.8	3.8
Portion of rental expense representative of interest	16.7	33.5	34.9	46.9	52.4	53.7

Total Fixed Charges	59.2	147.0	140.9	145.1	141.6	144.6

Preferred stock dividend requirements (a)	5.4	—	—	—	—	—

Total fixed charges and preferred stock dividends	64.6	147.0	140.9	145.1	141.6	144.6

Earnings
Income (loss) from continuing operations before income taxes	(22.4)	222.9	218.2	(97.6)	14.8	(228.9)
Add (deduct) the following:
Share of loss of associated companies	—	—	—	—	—	4.5
Amortization of capitalized interest	3.8	9.1	11.6	16.1	14.5	13.7

Subtotal	(18.6)	232.0	229.8	(81.5)	29.3	(210.7)

Fixed charges per above	59.2	147.0	140.9	145.1	141.6	144.6
Less interest capitalized during the period	(2.3)	(9.1)	(7.5)	(9.0)	(9.1)	(9.9)

Total earnings (loss)	$38.3	$369.9	$363.2	$54.6	$161.8	$(76.0)

Ratio of earnings to fixed charges	*	2.52	2.58	*	1.14	*

Ratio of earnings to fixed charges and preferred stock dividends	**	2.52	2.58	**	1.14	**

(a)	Amounts have not been grossed up for income tax since the preferred stock was issued by the U.S. parent corporation which has a full valuation allowance against its net deferred tax assets.
*	Earnings for the six months ended June 30, 2011 and for the years ended December 31, 2008 and 2006 were inadequate to cover fixed charges by $20.9 million, $90.5 million and $220.6 million, respectively.
**	Earnings for the six months ended June 30, 2011 and for the years ended December 31, 2008 and 2006 were inadequate to cover fixed charges and preferred stock dividends by $26.3 million, $90.5 million and $220.6 million, respectively.

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